EX-99 Exhibit to Form 12b-25


(PricewaterhouseCoopers Letterhead)



U.S Securities and Exchange Commission
Washington, D.C. 20549



To Whom It May Concern:

In reference to Form 12b-25 filed by General DataComm Industries, Inc. (the "Company") for the period ended September 30, 1998, we represent that we could not furnish the required opinion on the Company's 10-K filing by the due date of December 29, 1998. The Company has recently implemented restructuring plans and has negotiated the sale of a business unit, both of which impact the disclosures in the 10-K filing. Due to the timing of these events, we will be unable to complete our audit procedures in time for the filing deadline.

Sincerely,

/S/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

cc:  William Lawrence
     General DataComm Industries, Inc.